

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2010

Anthony Barron
President and Chief Executive Officer
Rapid Holdings, Inc.
9903 Santa Monica Blvd. #346
Beverly Hills, CA 90212

Re: **Rapid Holdings, Inc.**
    Registration Statement on Form S-1
    Filed July 2, 2010
    File No. 333-167960

Dear Mr. Barron:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Under the caption "Legal Matters," please include the information required by Paragraph 23 of Schedule A to the Securities Act.

Cover Page

2.   Please revise the cover page to reflect the format as depicted in the Form S-1 available at www.sec.gov. In addition, please select a Primary Standard Classification Code for your company.

Table of Contents

3.   Please revise your table of contents so that it accurately reflects the section headings you use throughout the filing.

Prospectus Summary

About Our Company, page 1

4.   Revise the first paragraph of this section to make clear that Rapid Title has been inactive since its inception and that it intends to, but is not currently, operating an online consumer lending business.

Risk Factors, page 3

5.   Throughout this section, please avoid making statements such as "we cannot assure you" or there "can be no assurance" that a given event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

6.   Please add risk factors addressing the following issues:
*   Competition in the automobile loan industry, including the effect that a competing online loan business might have on your company;
*   Customer loan defaults and how that could affect your revenues;
*   Costs of becoming a public company;
*   Costs related to this issuance; and
*   Costs of expanding the company, including your plans to hire additional employees.

Our future success is dependent, in part, on the performance and continued service of Anthony Barron. Without his continued service, we may be forced to interrupt or eventually cease our operations, page 3

7.   We note your disclosure that you have mitigated your risk associated with the possible loss of Mr. Barron's services because of the existence of an employment agreement. Please discuss in more detail how the employment agreement mitigates your risk, and address the fact that the agreement gives either party the right to terminate without cause upon 30 days notice to the other party.

Determination of Offering Price, page 5

8.   We note your disclosure that a market maker must file an application on your behalf in order to be quoted on the Over the Counter Bulletin Board. Please discuss what efforts you plan to take in order to find a market maker.

Selling Stockholders, page 6

9.   Please revise to disclose that the 818,000 shares of common stock being offered for resale by the selling stockholders are equal to 29.03% of the outstanding shares of the company.

Plan of Distribution, page 7

10.   If true, revise the third sentence of the fourth paragraph to state that at the time of the purchase of the securities to be resold, the selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Organization Within Last Five Years, page 9

11.   We note that the date of the share exchange agreement referred to in the filing is different from the date of the Stock Purchase Agreement and Share Exchange filed as Exhibit 10.2. Please revise the filing to be consistent as to the date and title of this agreement.

Description of Business

12.   Generally, please provide an accurate description of your current business and distinguish it more clearly from your plans. Please explain how you are going to be able to achieve the plans. Please delete language apparently from your private placement memorandum that is no longer accurate, e.g., the statements on page 10 that you have $100,000 in cash and can make $2.1 million of loans in 2008.

Servicing, page 10

13.   We note your intention to use Peak 5 to service the loans. It appears that this company went out of business in 2009. Please clarify or select another loan servicing company.

Marketing & Sales, page 10

14.   Please discuss the basis for your goal of originating 100 applications per day. In addition, please elaborate on the efforts that you will put into search engine optimization and disclose the costs, if any, you anticipate in relation to this.

Financial Requirements, page 10

15.   Please provide support for your belief that you will obtain an advance rate of 70-75%.

Financial Statements, F-1

16.   Please move the Financial Statements to the end of Item I.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sales and Growth Assumptions, page 13

17.   Please discuss the basis for your goals related to monthly applications generated, rate of growth, and applications approved. In addition, please describe your "affiliate program".

Capital Resources and Liquidity, page 14

18.   We note your disclosure that management intends to raise additional funds by way of a public or private offering. Please discuss your plans for such offerings.

Directors, Executive Officers, Promoters and Control Persons, page 15

19.   Please clarify whether Mr. Barron is currently employed with D&B Financial/Amerilife Capital Insurance and Financial Services.

20.   Please discuss whether the company has any current plans to increase the size of the board of directors.

Executive Compensation

Option Grants Table, Aggregated Option Exercises and Fiscal Year-End Option Value Table, and Long-Term Incentive Plan Awards Table, page 16

21.   Revise to provide the disclosure required by Item 402(p).

Undertakings, page 21

22.   Please revise the undertaking in paragraph (A)(1)(ii) to include the exact language as required by Item 512(a).

Signatures, page 22

23.   Please revise the signature page to reflect the language required by Form S-1 available at www.sec.gov.

Exhibit 23.1

24.   Please provide a currently *dated* consent from your independent auditor in your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc.   (facsimile only)
           Ms. Christine Melilli, Esq., CPA
           Anslow & Jaclin, LLP
           (732) 577-1188